EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT
(As of December 31, 2025)

Entity Name	President Company / Owner	Jurisdiction of Formation
ChromaDex, Inc.	Niagen Bioscience, Inc.	California
ChromaDex International, Inc.	Niagen Bioscience, Inc.	Cayman Islands
ChromaDex Analytics, Inc.	ChromaDex, Inc.	Nevada
ChromaDex Europa B.V.	ChromaDex, Inc.	Netherlands
NAD Pharmaceuticals Corp.	ChromaDex, Inc.	Nevada
ChromaDex UK Limited	ChromaDex, Inc.	United Kingdom
Asia Pacific Scientific, Inc.	ChromaDex International, Inc.	Cayman Islands
ChromaDex Asia Limited	ChromaDex International, Inc.	Hong Kong
ChromaDex Asia Pacific Ventures Limited	Asia Pacific Scientific, Inc.	Hong Kong
ChromaDex Trading (Shanghai) Co., Ltd.	ChromaDex Asia Limited	China